Filed Pursuant to Rule 253(g)(2)

File No. 024-10997

Supplement No. 3 to Offering Circular dated November 1, 2019

Manufactured Housing Properties Inc.

136 Main Street

Pineville, NC 28134

(980) 273-1702; www.mhproperties.com

This Offering Circular Supplement No. 3 (the “Supplement”) relates to the Offering Circular of Manufactured Housing Properties Inc. (the “Company”), dated November 1, 2019 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,000,000 shares of Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”) at an offering price of $10.00 per share, for a maximum offering amount of $10,000,000. In addition, the Company is offering bonus shares to early investors in this offering. The first 400 investors will receive, in addition to Series B Preferred Stock, 100 shares of Common Stock, regardless of the amount invested, for a total of 40,000 shares of Common Stock. This Supplement should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2019 and Offering Circular Supplement No. 2 filed with the SEC on January 7, 2020 (the “Prior Supplements”) and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and the Prior Supplements.

On November 29, 2019, the Company completed an initial closing of the offering, pursuant to which the Company sold an aggregate of 335,512 shares of Series B Preferred Stock to 103 investors for total gross proceeds of $3,355,120. After deducting the placement fee, the Company received net proceeds of approximately $3,120,262. The Company also issued 10,300 shares of Common Stock to these early investors.

On December 31, 2019, the Company completed a second closing of the offering, pursuant to which the Company sold an aggregate of 74,210 shares of Series B Preferred Stock to 54 investors for total gross proceeds of $742,100. After deducting the placement fee, the Company received net proceeds of approximately $690,153. The Company also issued 5,100 shares of Common Stock to additional investors.

On January 29, 2020, the Company completed a third closing of the offering, pursuant to which the Company sold an aggregate of 49,500 shares of Series B Preferred Stock to 21 investors for total gross proceeds of $525,000. After deducting the placement fee, the Company received net proceeds of approximately $488,250. The Company also issued 2,100 shares of Common Stock to additional early investors.

On January 31, 2020, the Company completed a fourth closing of the offering, pursuant to which the Company sold an aggregate of 11,000 shares of Series B Preferred Stock to 4 investors for total gross proceeds of $110,000. After deducting the placement fee, the Company received net proceeds of approximately $102,300. The Company also issued 400 shares of Common Stock to additional early investors.

On March 30, 2020, the Company completed a fifth closing of the offering, pursuant to which the Company sold an aggregate of 32,140 shares of Series B Preferred Stock to 14 investors for total gross proceeds of $321,400. After deducting the placement fee, the Company received net proceeds of approximately $298,902. The Company also issued 1,400 shares of Common Stock to additional early investors.

This Supplement includes the attached (i) Current Report on Form 8-K/A filed with the SEC on January 10, 2020, (ii) Current Report on Form 8-K filed on January 13, 2020 and (iii) Current Report on Form 8-K filed on March 27, 2020 (the “Reports”). The exhibits to such Reports are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 15 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 3 to Offering Circular is April 1, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2020 (November 14, 2019)

Manufactured Housing Properties Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-51229	51-0482104
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

136 Main Street, Pineville, North Carolina	28134
(Address of principal executive offices)	(Zip Code)

(980) 273-1702
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act: None

EXPLANATORY NOTE

As previously reported, MHP Pursuits LLC, a wholly-owned subsidiary of Manufactured Housing Properties Inc., a Nevada corporation (the “Company”), entered into a purchase agreement (the “Purchase Agreement”) with CSC Warner Robins, LLC, a Georgia limited liability company (“CSC”), on August 5, 2019 for the asset purchase of a manufactured housing community known as Spring Lake Mobile Home Park (the “Property”) for a total purchase price of $5.3 million. As previously reported, closing of the Purchase Agreement was completed on November 14, 2019 and the Company’s newly formed wholly owned subsidiary, Springlake MHP LLC, purchased the Property.

This Current Report on Form 8-K/A amends the original Form 8-K that the Company filed on November 20, 2019 to include CSC’s statement of revenues and certain expenses for the year ended December 31, 2018 and nine months ended September 30, 2019 (unaudited) and the unaudited pro forma combined financial information related to the acquisition required by Items 9.01(a) and 9.01(b) of Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

The statement of revenues and certain expenses for CSC for the year ended December 31, 2018 and nine months ended September 30, 2019 (unaudited) and the accompanying notes thereto is filed as Exhibit 99.1 attached hereto and is incorporated by reference herein.

(b) Pro forma financial information

The unaudited pro forma consolidated financial statements giving effect to the acquisition is filed as Exhibit 99.2 attached hereto and is incorporated herein by reference.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Purchase and Sale Agreement, dated August 5, 2019, between MHP Pursuits LLC and CSC Warner Robins (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 6, 2019)
10.2	Loan Agreement, dated November 14, 2019, between Springlake MHP LLC and Suntrust Bank (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 20, 2019)
10.3	Promissory Note issued by Springlake MHP LLC to Suntrust Bank on November 14, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on November 20, 2019)
99.1	Statement of Revenues and Certain Expenses
99.2	Unaudited Pro Forma Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 10, 2020	MANUFACTURED HOUSING PROPERTIES INC.

	By:	/s/ Raymond M. Gee
Raymond M. Gee
Chief Executive Officer

Exhibit 99.1

CSC WARNER ROBINS, LLC

STATEMENT OF REVENUES AND CERTAIN EXPENSES

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

AND FOR THE YEAR ENDED DECEMBER 31, 2018

INDEPENDENT AUDITOR’S REPORT

To the Members of:

CSC Warner Robins, LLC

We have audited the accompanying statement of revenue and certain expenses of CSC Warner Robins, LLC (the “Company”) for the year ended December 31, 2018 and the related notes to the statement of revenue and certain expenses.

Management’s responsibility for Statement of Revenue and Certain Expenses

Management is responsible for the preparation and fair presentation of the statement or revenue and certain expenses in conformity with U.S. generally accepted accounting principles. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenue and certain expenses that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statement of revenue and certain expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenue and certain expenses. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the statement of revenue and certain expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain expenses.

We believe that our audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of revenue and certain expenses referred to above presents fairly, in all material respects, the statement of revenue and certain expenses described on Note 1 of the Company’s statement of revenue and certain expenses for the year ended in conformity with generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 1 to the statement of revenue and certain expenses, which describes that the accompanying statement of revenue and certain expenses was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Company’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.

Certified Public Accountants

Boynton Beach, Florida

January 9, 2020

CSC WARNER ROBINS, LLC

STATEMENT OF REVENUES AND CERTAIN EXPENSES

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

AND FOR THE YEAR ENDED DECEMBER 31, 2018

	For the Nine Months Ended September 30, 2019	For the Year Ended December 31, 2018
	(unaudited)
REVENUE:
Rental and Related Income	$384,714	505,695
Total Revenues	384,714	505,695

CERTAIN EXPENSES:
Repairs and Maintenance	7,068	9,550
Insurance	11,532	14,352
Utilities	40,120	46,320
Real Estate Taxes	19,821	26,674
Salaries and Wages	40,972	65,833
Bad Debt	13,994	4,030
General and Administrative Expense	47,741	65,008
Total Certain Expenses	181,248	231,767

REVENUE IN EXCESS OF CERTAIN EXPENSES	$203,466	$273,928

See accompanying notes to statement of revenue and certain expenses

CSC WARNER ROBINS, LLC

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization and Basis of Presentation

CSC Warner Robins, LLC (the “Company”) was formed as a limited liability company under the laws of the State of Georgia.

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, is not representative of the actual results of operations of the properties for the periods presented, due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations:

●	Depreciation and amortization

●	Interest income and expense

Except as noted above, management is not aware of any material factors relating to the properties that would cause the reported financial information not to be indicative of future operating results. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for the fair presentation of this statement of revenues and certain expenses have been included.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(D) Operating Expenses

Operating expenses represent the direct expenses of operating the properties and consist primarily of real estate taxes, payroll, repairs and maintenance, utilities, insurance and other operating expenses that are expected to continue in the proposed future operations of the properties.

(E) Revenue Recognition

The Company follows Topic 606 of the FASB Accounting Standards Codification for revenue recognition and ASU 2014-09. On January 1, 2018, the Company adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Results for reporting periods beginning after January 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. There was no impact to revenues as a result of applying ASU 2014-09 for the period ended September 30, 2019, and there have not been any significant changes to our business processes, systems, or internal controls as a result of implementing the standard. The Company recognizes rental income revenues on a monthly basis based on the terms of the lease agreement which are for either the land or a combination of both, the mobile home and land. Home sales revenues are recognized upon the sale of a home with an executed sales agreement. The Company has deferred revenues from home lease purchase options and records those option fees as deferred revenues and then records them as revenues when (1) the lease purchase option term is completed and title has been transferred, or (2) the leaseholder defaults on the lease terms resulting in a termination of the agreement which allows us to keep any payments as liquidated damages.

(F) Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires that entities use a new forward looking “expected loss” model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2019. The Company is currently evaluating the potential impact this standard may have on the financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases.” ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company has evaluated the potential impact this standard may have on the financial statements and determined that it had no impact on the financial statements.

In June 2018, the FASB issued ASU 2018-07 “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU relates to the accounting for non-employee share-based payments. The amendment in this Update expands the scope of Topic 718 to include all share-based payment transactions in which a grantor acquired goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU excludes share-based payment awards that relate to (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, “Revenue from Contracts from Customers.” The share-based payments are to be measured at grant-date fair value of the equity instruments that the entity is obligated to issue when the good or service has been delivered or rendered and all other conditions necessary to earn the right to benefit from the equity instruments have been satisfied. This standard will be effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption of Topic 606. The Company is currently reviewing the provisions of this ASU to determine if there will be any impact on the results of operations, cash flows or financial condition.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise that may harm its business. The Company is currently not aware of any such legal proceedings or claims that they believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

NOTE 3 – CONCENTRATION OF RISK

The Company’s manufactured housing community is located in Georgia. These concentrations of assets are subject to the risks of real property ownership and local and national economic growth trends.

NOTE 4 – INCOME TAXES

The Company has elected to be taxed as a partnership for federal income tax purposes. Accordingly, the Company will assign to its members a distributive share of all income, expense, depreciation, and other items, and no provision for income taxes has been included in the accompanying financial statements.

NOTE 5 – SUBSEQUENT EVENTS

On August 5, 2019, the Company entered into a purchase agreement (“Purchase Agreement”) with MHP Pursuits LLC, pursuant to which MHP Pursuits LLC agreed to purchase all of the assets of the Company for $5.3 million. On November 14, 2019, closing of the Purchase Agreement was completed.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 9, 2020, the date the financial statements were issued.

Exhibit 99.2

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements have been prepared in accordance with US GAAP and S-X Article 11 to provide pro forma information with regards to certain real estate acquisitions and financing transactions, as applicable.

On August 5, 2019, MHP Pursuits LLC, a wholly-owned subsidiary of Manufactured Housing Properties Inc., a Nevada corporation (the “Company”), entered into a purchase agreement (the “Purchase Agreement”) with CSC Warner Robins, LLC (“CSC”) , pursuant to which MHP Pursuits LLC agreed to purchase all of the assets of CSC for $5.3 million, of which approximately $3.7 million will be attributed to the value of land and land improvements and $1.6 million will be attributed to the mobile homes. Closing of the Purchase Agreement was completed on November 14, 2019 and the Company’s newly formed wholly owned subsidiary, Springlake MHP LLC, purchased the assets. The transaction will be accounted for as an asset acquisition.

The unaudited pro forma consolidated financial statements are presented for the year ended December 31, 2018 and the nine months ended September 30, 2019 and include certain pro forma adjustments to illustrate the estimated effect of the Company’s acquisition described above.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to be indicative of the Company’s financial results as if the transactions reflected herein had occurred on the date or been in effect during the period indicated. The unaudited pro forma consolidated financial statements should not be viewed as indicative of the Company’s financial results in the future and should be read in conjunction with the Company’s financial statements.

MANUFACTURED HOUSING PROPERTIES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

	Historical	Acquisition	Adjustment			Pro Forma
Revenue
Rental and related income	$2,000,312	$505,695	$			$2,506,007
Total revenues	2,000,312	505,695				2,506,007

Community operating expenses
Repair and maintenance	135,131	9,550				144,681
Real estate taxes	81,024	26,674				107,698
Utilities	149,516	46,320				195,836
General and administrative expense	310,710	149,223				459,933
Depreciation and amortization expense	534,290	-		245,625	(a)	779,915
Interest expense	1,001,455	-		169,071	(b)	1,170,526
Corporate compensation expenses, including stock based compensation of $59K	1,030,527	-				1,030,527
Total expenses	3,242,653	231,767				3,889,116

Net income (loss) before provision for income taxes	(1,242,341)	273,928				(1,383,109)

Provision for income taxes	8,286	-				8,286
Net income (loss)	$(1,250,627)	$273,928				(1,391,395)

Net income (loss) noncontrolling interest	45,766	-				45,766

Net income (loss) attributable to the Company	$(1,296,393)	$273,928				$(1,345,629)

Weighted average loss per share - basic and fully diluted						$(0.13)

Weighted averages shares - basic and fully diluted						10,100,747

(a)	Adjustment to recognize depreciation expense on the investment property and amortization expense on the acquisition costs.

(b)	Adjustment to recognize the interest expense on the outstanding debt issued for the purchase of investment property.

MANUFACTURED HOUSING PROPERTIES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

	Historical	Acquisition	Adjustment			Pro Forma
Revenue
Rental and related income	$1,983,283	$384,714	$			$2,367,997
Total revenues	1,983,283	384,714				2,367,997

Community operating expenses
Repair and maintenance	160,621	7,068				167,689
Real estate taxes	110,660	19,821				130,481
Utilities	130,744	40,120				170,864
General and administrative expense	274,203	114,239				388,442
Depreciation and amortization expense	496,966			184,219	(a)	681,185
Interest expense	1,076,254	-		126,803	(b)	1,203,057
Corporate compensation expenses, including stock based compensation of $59K	587,463	-				587,463
Refinancing cost	552,272	-				552,272
Total expenses	3,389,183	181,248				3,881,453

Net income (loss) before provision for income taxes	(1,405,900)	203,466				(1,513,456)

Preferred stock dividends	90,834	-				90,834
Provision for income taxes	-	-				-
Net income (loss)	$(1,496,734)	$203,466				(1,604,290)

Net income (loss) noncontrolling interest	-	-				-

Net income (loss) attributable to the Company	$(1,496,734)	$203,466				$(1,604,290)

Weighted average loss per share - basic and fully diluted						$(0.13)

Weighted average shares - basic and fully diluted						12,738,962

(a)	Adjustment to recognize depreciation expense on the investment property and amortization expense on the acquisition costs.

(b)	Adjustment to recognize the interest expense on the outstanding debt issued for the purchase of investment property.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2020 (January 7, 2020)

Manufactured Housing Properties Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-51229	51-0482104
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

136 Main Street, Pineville, North Carolina	28134
(Address of principal executive offices)	(Zip Code)

(980) 273-1702
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act: None

Item 1.01	Entry into a Material Definitive Agreement.

Gilmer and Sons

On January 7, 2020, MHP Pursuits LLC (the “Buyer”), a wholly-owned subsidiary of Manufactured Housing Properties Inc., a Nevada corporation, entered into a purchase and sale agreement (the “Gilmer and Sons Purchase Agreement”) with Gilmer and Sons Mobile Home Sales and Rentals, Inc., a South Carolina corporation (“Gilmer and Sons”), for the asset purchase of 11 manufactured housing communities located in South Carolina and consisting of 215 homes and 4 home-ready vacant lots for a total purchase price of $7,325,000.

The Gilmer and Sons Purchase Agreement includes an earnest money deposit of $15,000 and an additional deposit of $20,000 upon expiration of the due diligence period, which will be applied to the payment of the purchase price at closing, and provides for a due diligence period of 30 days commencing upon Gilmer and Sons’ delivery of due diligence materials to the Buyer, plus an additional 45 days solely for the completion of third-party reports. The closing is to occur 30 days after expiration of the due diligence period, or such earlier date as the parties may agree upon in writing.

The Gilmer and Sons Purchase Agreement contains customary representations and warranties. The closing of the Gilmer and Sons Purchase Agreement is subject to customary closing conditions and delivery of customary closing documents, including, without limitation, a special warranty deed conveying title to the properties subject only to certain permitted exceptions; if requested by the Buyer, a non-warranty deed conveying the properties; a bill of sale and general assignment transferring all of Gilmer and Sons’ right, title and interest in the personal property, intangible property, property files, warranties and licenses to the Buyer; an assignment and assumption agreement assigning to the Buyer all of Gilmer and Sons’ right, title and interest in all leases and any other contracts that the Buyer elects to assume; all certificates of title and other documents for the transfer of title and title insurance; a FIRPTA affidavit; and customary closing certificates and closing statements.

The foregoing summary of the terms and conditions of the Gilmer and Sons Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement attached hereto as Exhibit 10.1, which is incorporated herein by reference.

J&A Real Estate

On January 7, 2020, the Buyer also entered into a purchase and sale agreement (the “J&A Purchase Agreement”) with J&A Real Estate, LLC, a South Carolina limited liability company (“J&A”), for the asset purchase of a manufactured housing community located in Georgia and consisting of 110 sites on approximately 35 acres for a total purchase price of $3,700,000.

The J&A Purchase Agreement includes a deposit of $30,000, which will be applied to the payment of the purchase price at closing, and provides for a due diligence period of 30 days commencing upon J&A’s delivery of due diligence materials to the Buyer. The closing is to occur 30 days after expiration of the due diligence period, or such earlier date as the parties may agree upon in writing.

The J&A Purchase Agreement contains customary representations and warranties. The closing of the J&A Purchase Agreement is subject to customary closing conditions and delivery of customary closing documents, including, without limitation, a special warranty deed conveying title to the properties subject only to certain permitted exceptions; if requested by the Buyer, a non-warranty deed conveying the properties; a bill of sale and general assignment transferring all of J&A’s right, title and interest in the personal property, intangible property, property files, warranties and licenses to the Buyer; an assignment and assumption agreement assigning to the Buyer all of J&A’s right, title and interest in all leases and any other contracts that the Buyer elects to assume; all certificates of title and other documents for the transfer of title and title insurance; a FIRPTA affidavit; and customary closing certificates and closing statements.

The foregoing summary of the terms and conditions of the J&A Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement attached hereto as Exhibit 10.2, which is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Purchase and Sale Agreement, dated January 7, 2020, between MHP Pursuits LLC and Gilmer and Sons Mobile Homes Sales and Rentals, Inc.
10.2	Purchase and Sale Agreement, dated January 7, 2020, between MHP Pursuits LLC and J&A Real Estate, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2020	MANUFACTURED HOUSING PROPERTIES INC.

	By:	/s/ Raymond M. Gee
Raymond M. Gee
Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 27, 2020 (January 1, 2020)

Manufactured Housing Properties Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-51229	51-0482104
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

136 Main Street, Pineville, North Carolina	28134
(Address of principal executive offices)	(Zip Code)

(980) 273-1702
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act: None

Item 1.01	Entry into a Material Definitive Agreement.

Countryside Closing

As previously disclosed on January 13, 2020, MHP Pursuits LLC, a wholly-owned subsidiary of Manufactured Housing Properties Inc., a Nevada corporation (the “Company”), entered into a purchase and sale agreement (the “Countryside Purchase Agreement”) with J & A Real Estate LLC (“J&A”) on January 7, 2020 for the purchase of a manufactured housing community known as Countryside Estates Mobile Home Park (the “Countryside Property”), which is located in Lancaster, North Carolina and totals 110 sites, for a total purchase price of $3.7 million. On March 12, 2020, closing of the Countryside Purchase Agreement was completed and the Company’s newly formed wholly owned subsidiary Countryside MHP LLC (“Countryside”) purchased the Countryside Property.

In connection with the closing, on March 12, 2020, Countryside issued a promissory note to J&A in the principal amount of $3,000,000 (the “Countryside Note”). The remainder of the purchase price for the Countryside Property, or $700,000, was paid in cash. The Countryside Note bears interest at the rate of 5.5% per annum, or the maximum rate allowed by applicable law, and is due and payable in full on March 20, 2050. Payments for the first twelve (12) months of the term of the Countryside Note shall be interest-only in the amount of $13,750 per month. Thereafter, principal and interest, in the amount of $17,201 per month, shall be due and payable based upon a thirty (30) year amortization. If any monthly payment is not received by J&A within fifteen (15) days after the applicable due date, Countryside must pay a late charge in an amount equal to the delinquent amount then due multiplied by 4%. Countryside may prepay the Countryside Note, in whole or in party, at any time without penalty.

The Countryside Note also contains customary events of default, including: (i) if Countryside shall be in default in the payment of any principal, interest or other amount due under the Countryside Note and such default shall not be cured within five (5) days after written notice from J&A; (ii) if Countryside shall be in default in the performance of any non-monetary obligation in the Countryside Note and such default shall not be cured within thirty (30) days after written notice from J&A; or (iii) if Countryside shall default in the due observation or performance of any covenant, condition or agreement contained in the Mortgage (as defined below) and such default shall not be cured within thirty (30) days after written notice from J&A. Upon the occurrence of an event of default, interest on the aggregate outstanding indebtedness (including accrued interest) of the Countryside Note shall increase to 5.5% per annum plus the U.S. Prime Rate as measured and reported by the Wall Street Journal and in effect on the date of default, until such aggregate indebtedness is paid in full.

The Countryside Note is secured by a mortgage, assignment of rents and leases, security agreement and fixture filing with respect to the Countryside Property (the “Mortgage”). The Mortgage contains customary representations, warranties and covenants by Countryside and remedies upon an event of default under the Countryside Note.

The foregoing summary of the terms and conditions of the Countryside Note and the Mortgage does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements attached hereto as Exhibits 10.2 and 10.3, respectively, which are incorporated herein by reference.

Evergreen Signing and Closing

On January 1, 2020, MHP Pursuits LLC, a wholly-owned subsidiary of the Company, entered into a purchase and sale agreement (the “Evergreen Purchase Agreement”) with Evergreen Marketing LLC for the purchase of a manufactured housing community known as Evergreen Pointe Mobile Home Park (the “Evergreen Property”), which is located in Dandridge, Tennessee and totals 65 sites, for a total purchase price of $1,438,000. On March 17, 2020, closing of the Evergreen Purchase Agreement was completed and the Company’s newly formed wholly owned subsidiary Evergreen MHP LLC (“Evergreen”) purchased the Evergreen Property.

In connection with the closing, on March 17, 2020, Evergreen entered into a loan agreement (the “Loan Agreement”) with Hunt Mortgage Capital, LLC (the “Lender”) for a loan in the principal amount of $1,150,000 and Evergreen issued a promissory note to the Lender in the principal amount of $1,150,000 (the “Evergreen Note”). The remainder of the purchase price for the Evergreen Property, or $288,000, was paid in cash.

The Evergreen Note bears interest at a rate of 3.99% per annum and is due and payable on April 1, 2032. The monthly payments under the Evergreen Note are equal to $5,483.65. If any monthly payment is not received by the Lender within ten (10) days after the applicable due date, Evergreen must pay a late charge in an amount equal to the delinquent amount then due multiplied by 5%. Furthermore, if any payment remains past due for thirty (30) days or more, interest on such unpaid amounts shall accrue at the lesser of 7.99% or the maximum rate allowed by applicable law. Evergreen may prepay the Evergreen Note in full, but not in part, at any time if it pays a prepayment premium calculated in accordance with the Loan Agreement.

The Evergreen Note is secured by the Evergreen Property and guaranteed by Mr. Raymond M. Gee, the Company’s Chief Executive Officer, Gvest Capital Real Estate LLC, an entity controlled by Mr. Gee, and the Company (the “Guarantors”).

The Loan Agreement was subject to customary closing conditions and contains customary representations and warranties. The Loan Agreement also contains customary financial and other covenants for a loan of this type. The Loan Agreement also contains customary events of default, some of which are subject to cure periods as set forth in the Loan Agreement, including, but not limited to: (i) any failure by Evergreen to pay or deposit when due any amount required by the Note, the Loan Agreement or any other loan document (as defined in the Loan Agreement); (ii) any failure by Evergreen to maintain the insurance coverage required by any loan document; (iii) if any warranty, representation, certification, or statement of Evergreen or any Guarantor in the Loan Agreement or any of the other loan documents is false inaccurate, or misleading in any material respect when made; (iv) the fraud, gross negligence, willful misconduct, or material misrepresentation or material omission by or on behalf of Borrower or any Guarantor or any of their officers, directors, trustees, partners, members, or managers in connection with the application for, or creation of, the loan or any financial statement, rent roll, or other report or information provided to Lender during the term of the loan; (v) the occurrence of any transfer (as defined in the Loan Agreement) not permitted by the loan documents; (vi) the occurrence of a bankruptcy event (as defined in the Loan Agreement); (vii) if a Guarantor is a natural person, the death of such individual, unless certain requirements set forth in the Loan Agreement are met; (viii) the occurrence of a guarantor bankruptcy event (as defined in the Loan Agreement), unless certain requirements of the Loan Agreement are met; (ix) any failure by Evergreen or a Guarantor to comply with certain covenants in the Loan Agreement; or (x) any failure by Evergreen to perform any of its obligations under the Loan Agreement or any loan document as and when required.

The foregoing summary of the terms and conditions of the Evergreen Purchase Agreement, the Loan Agreement and Evergreen Note does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements attached hereto as Exhibits 10.4, 10.5 and 10.6, respectively, which are incorporated herein by reference.

Item 2.01	Completion of Acquisition or Disposition of Assets.

The information set forth under Item 1.01 is incorporated by reference into this Item 2.01.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 with respect to the Countryside Note, the Evergreen Note and the Loan Agreement and the Note is incorporated by reference into this Item 2.01.

Item 9.01	Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

The financial statements of businesses acquired will be filed by an amendment to this Form 8-K within 71 calendar days of the date hereof.

(b) Pro forma financial information

Pro forma financial information will also be filed by an amendment to this Form 8-K within 71 calendar days of the date hereof.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Purchase and Sale Agreement, dated January 7, 2020, between MHP Pursuits LLC and J & A Real Estate LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 13, 2020)
10.2	Promissory Note issued by Countryside MHP LLC to J & A Real Estate LLC on March 12, 2020
10.3	Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated March 12, 2020, between Countryside MHP LLC and J & A Real Estate LLC
10.4	Purchase and Sale Agreement, dated January 1, 2020, between MHP Pursuits LLC and Evergreen Marketing LLC
10.5	Loan Agreement, dated March 17, 2020, between Evergreen MHP LLC and Hunt Mortgage Capital, LLC
10.6	Promissory Note issued by Evergreen MHP LLC to Hunt Mortgage Capital, LLC on March 17, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2020	MANUFACTURED HOUSING PROPERTIES INC.

	By:	/s/ Raymond M. Gee
Raymond M. Gee
Chief Executive Officer